November 21, 2023

Via EDGAR

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Distribution Solutions Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 000-10546

Dear Mr. Stringer:

Distribution Solutions Group, Inc. (the “Company”) has reviewed the comment letter dated November 3, 2023 (the “Comment Letter”) issued by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Adjusted EBITDA, page 27

1.

We note you reconcile Adjusted EBITDA to operating income. Please tell us your consideration of Question 103.02 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining operating income to be the most directly comparable GAAP financial measure.

Response: The Company respectfully acknowledges the Staff’s comment and will reconcile its net income to Adjusted EBITDA in future filings, as well as in other presentations, beginning with the Company’s Form 10-K for 2023.

2.

You present Adjusted EBITDA by reportable segment which is a non-GAAP measure. The inclusion of these non-GAAP measures requires a reconciliation to the most directly comparable GAAP measure. Please revise accordingly or tell us how your presentation complies with Item 10(e) of Regulation S-K. You may also find Question 104.03 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Measures helpful.

Response: The Company respectfully acknowledges the Staff’s comment and will reconcile its Adjusted EBITDA by reportable segment to segment operating income in future filings beginning with the Company’s Form 10-K for 2023. The Company does not allocate certain items by segment, and accordingly, operating income is the closest measurement to GAAP.

A reconciliation between GAAP operating income and non-GAAP adjusted EBITDA by segment for the fiscal year ended December 31, 2022 has been available to investors since it was filed as Exhibit 99.1 in Item 9.01 Financial Statements and Exhibits included in its Current Report on Form 8-K filed on March 9, 2023. Given that this reconciliation is filed and available and, the Company believes compliant with applicable requirements, the Company does not intend to revise its prior filings. The Company will reconcile operating income to Adjusted EBITDA by segment in future filings, beginning with the Company’s Form 10-K for 2023.

Supplemental Information—Lawson Non-GAAP Adjusted Operating Income and Non-GAAP Adjusted EBITDA Lawson Non-GAAP Adjusted Operating Income, page 28

3.

We note you present the operating results of Lawson on a GAAP and non-GAAP basis. It appears you present financial information that combines post-merger results and unadjusted pre-merger results. Please explain how your presentation of combined results without reflecting all relevant and significant pro forma adjustments required by Article 11 of Regulation S-X is appropriate or revise.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will include significant pro forma adjustments when combining pre-merger and post-merger financial information in future filings, beginning with the Company’s Form 10-K for 2023. Given the adjustments referred to primarily consisted of decreases in operating income for depreciation and amortization and stock-based compensation, which are non-cash charges that the Company believes are not meaningful to investors, the Company does not intend to revise its prior filings.

Lawson Segment, page 31

4.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As examples, we note your disclosure that the increase in revenue was driven by price increases, increased quantity volumes and strengthening sales. The increase in selling, general and administrative expenses was driven by compensation expense, higher severance, and higher amortization expense, partially offset by lower costs related to the Mergers and stock-based compensation. In each case the disclosures do not quantify any of the factors. See Item 303 of Regulation S-K and SEC Release No. 34-48960.

Response: The Company respectfully acknowledges the Staff’s comment and will quantify the effect of material factors that may contribute to a material change in a financial statement line item between periods, to the extent possible and as applicable, in future filings beginning with the Company’s 2023 Form 10-K.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (773) 304-5665, or by email at ron.knutson@distributionsolutionsgroup.com.

Very truly yours,
/s/ Ronald J. Knutson
Ronald J. Knutson
Distribution Solutions Group, Inc.
EVP and Chief Financial Officer

cc:	Richard Pufpaf

Distribution Solutions Group, Inc.

General Counsel